Resolution of the Board of Directors
On 7 November, 2014, the Board of Directors of POSCO (the “Board”) has resolved the followings:

1) Capital Increase Plan for Suncheon Eco Trans Co., Ltd.

The Board has approved the capital increase plan for Suncheon Eco Trans Co., Ltd. and subscription of five million ordinary shares (KRW 25 billion) during the period between November 2014 and February 2015.

2) Disposal of Busan E&E Co., Ltd Shares.

The Board has resolved to sell all the ordinary shares the Company holds in Busan E&E Co., Ltd. (70%) to POSCO ENERGY CO., LTD., during the first quarter of year 2015, subject to relevant authorizations such as authorizations from Busan City.

¡à Total number of Shares: 6,029,660 shares
¡à Total amount of Shares: KRW 30,956,000,000
¡à Per Share Price: KRW 5,134

3) Extension of Lime Calcination Plant Lease Agreement with POSCO Chemtech

The Board has approved to extend the lease agreement with POSCO Chemtech for the lime calcination plant, facilities located at Pohang Works and Gwangyang Works, for one year.
¡à Lease Amount: KRW 16,046,000,000
¡à Lease Period: November 16, 2014 ~ November 15, 2015

4) Plan for Disposal of Treasury Shares to Adopt ESOP(Employee Stock Ownership Plan)
The Board has approved the plan for the disposal of the treasury shares as follows:

¡à Purpose: Adoption of ESOP
¡à Estimated Price: KRW 47,630,505,600 (KRW 216,400 per share)
¡à Estimated Number of Shares to be Disposed: 220,104 Shares
¡à Expected Disposal Method: Over-The-Counter Trading
¡à Expected Disposal Date: 2 December 2014